UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38067

Verona Pharma plc

(Translation of registrant's name into English)

3 More London Riverside

London SE1 2RE UK

+44 203 283 4200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Private Placement and Subscription Announcement (the "Financing Press Release")

On July 17, 2020, Verona Pharma plc (the "Company") issued a press release announcing it has raised approximately $200 million in a private placement and subscription with new and existing institutional and accredited investors, including certain of the Company’s directors and officers (the “Financing”).

The Financing Press Release is furnished herewith as Exhibit 1 to this Report on Form 6-K.

Person Discharging Managerial Responsibilities ("PDMR") Announcement (the "PDMR Announcement")

On July 17, 2020, the Company issued a press release reporting transactions by PDMRs in connection with the Financing.

The PDMR Announcement is furnished herewith as Exhibit 2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1	Financing Press Release
2	PDMR Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: July 17, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel